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                              January 7, 2022

       Michael Leek
       Chief Executive Officer
       TC BioPharm (Holdings) Ltd
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 23,
2021
                                                            CIK No. 0001872812

       Dear Dr. Leek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

       Amendment No. 2 on Form F-1 filed December 23, 2021

       Capitalization, page 55

   1. We note that you have included the impact of the 10-for-1 share split in your pro forma capitalization as of
September 30, 2021. However, we also note that you retroactively adjusted the number of
shares outstanding as of September 30, 2021 and 2020 for
                                                        purposes of your EPS
calculation as disclosed on page F-55. SAB Topic 4.C requires retroactive adjustment
for changes in capital structure (including stock splits) that occur subsequent to the date
of the latest reported balance sheet. Accordingly, please revise to provide retroactive
adjustment for this forward share split for all periods presented.
                                                        Ensure this adjustment
is reflected throughout your filing, including in your capitalization
 Michael Leek
TC BioPharm (Holdings) Ltd
January 7, 2022
Page 2
      and dilution calculations, as well as in your financial statements for each period.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Leek
                                                             Division of
Corporation Finance
Comapany NameTC BioPharm (Holdings) Ltd
                                                             Office of Life
Sciences
January 7, 2022 Page 2
cc:       Andrew Hudders, Esq.
FirstName LastName